UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-43228

Nicola Mining Inc.
(Translation of registrant's name into English)

Suite 1212 – 1030 West Georgia Street, Vancouver,
British Columbia V6E 2Y3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated June 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicola Mining Inc.
(Registrant)

Date: July 14, 2026	By:	/s/ Sam Wong
Sam Wong
	Title:	Chief Financial Officer